--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.


--------------------------------------------------------------------------------

                                  ATTUNITY LTD



6-K Items

1. Press Release re Attunity Reports 2004 Second Quarter Results dated July 28, 2004.

2. Press Release re Attunity Appoints Aki Ratner Chief Executive Officer dated July 28, 2004.

                                                                          Item 1

Press Release                                                   Source: Attunity

Attunity Announces Second Quarter 2004 Results
Wednesday July 28, 8:00 am ET

Record Revenues
License Revenue Up 52% from Q2 2003
WAKEFIELD, Mass.--(BUSINESS WIRE)--July 28, 2004--Attunity, Ltd. (NASDAQ: ATTU -
News), a leading provider of enterprise data integration software, today reported its financial results for the second quarter ended June 30, 2004.

Total revenues for the second quarter 2004 were $5,180,000, an increase of 19.5% from $ 4,333,000 in the second quarter of 2003 and an increase of 24% from $4,173,000 in the first quarter of 2004. Gross profit for the second quarter 2004 was $3,225,000, compared with $2,629,000 in the second quarter of 2003. Net income was $3,000 or $0.00 per share in the second quarter of 2004 compared with net income (excluding a non-recurring charge of $410,000) of $198,000 or $0.01 per share in the second quarter of 2003 and a net loss of ($257,000) or ($0.02) in the first quarter of 2004.

Total revenues in the first six months of 2004 increased 9.6% to $9,353,000 from $8,535,000 for the same period in the prior year. Gross profit in the first six months of 2004 was $5,532,000 compared with gross profit of $5,103,000 for the same period in 2003. Net loss in the first six months of 2004 was $254,000 or ($0.02) per share, compared with net income (excluding a non-recurring charge of $410,000) of $353,000 or $0.02 per share in the first six months of 2003.

This past quarter, Attunity further strengthened its financial position through the sale of a $2 million convertible debenture to an investment group headed by Shimon Alon, Aki Ratner, Ron Zuckerman, and GF Capital. Attunity also obtained a $3 million line of credit from Plenus Technologies Ltd.

"This quarter we achieved record revenues. We are particularly encouraged by the significant increase in license revenue, which is largely the result of our expanded efforts to address the business intelligence markets," said Arie Gonen, CEO of Attunity. "Attunity has also been recognized by industry analysts as a leader in the emerging EII (Enterprise Information Integration) market. As these data integration markets converge, Attunity is uniquely qualified to provide comprehensive data access, federation and real-time change data capture. We will further extend our leadership next quarter as we announce new customers and partnerships in these markets."

    Highlights of Attunity's Second Quarter 2004
    Customer Wins

Attunity has been selected as part of a major healthcare application deployment through one of its channel partners. Attunity is being utilized to provide enterprise information integration for real-time business intelligence. As a result of this new contract, Attunity recognized $995,000 of license revenue in the quarter ended June 30, 2004.

During the second quarter, Attunity also closed new and follow-on business with customers such as AK Steel, Allegheny Ludlum, Cass Information Services, Data Systems and Solutions, Eastern Arizona College, Emerson College, Iowa Health System, Kanebridge Corporation, Nacan Products Limited, National Oil, North Carolina Baptist Hospitals, NYPD, RBC Dominion Securities, Rector & Visitors of Univ. of VA, South Broward Memorial Healthcare, and USS-POSCO Industries.

New Product Offerings

During the second quarter, Attunity expanded its product lines to provide offerings for data access, federation and change capture:

     o Attunity Federate is an enterprise information integration (EII) solution that provides unmatched performance through its distributed architecture and native execution

     o Attunity Stream is a change data capture solution that minimizes impact on operational systems through non-invasive and real-time monitoring of data sources

     o Attunity Connect is a family of pre-built, standards-based adapters that provides unmatched performance and reliability


Effect of CEO resignation

Subject to shareholders approval of the termination agreement with the company's CEO, at a shareholders meeting expected to be held in September 2004, the company will take a charge of approximately $845,000 in the third quarter of 2004 related to the resignation of its CEO.

Attunity Conference Call

The company has scheduled a conference call and simultaneous web-cast today, July 28, at 10:00 am EDT. To participate in the call North American callers can dial 800-510-0146 and international callers can dial +1-617-614-3449 five to ten minutes prior to the scheduled start time and entering the PIN # 38565497. The call will be available for replay through August 2, 2004 by dialing 888-286-8010 (in North America) and +1-617-801-6888 and entering the PIN # 94378251.

About Attunity Ltd.

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

More then a 1000 customers are using Attunity software world-wide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP who embed Attunity software into their products and solution offerings.

Safe Harbor Statement

Certain statements in this press release are forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity's products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity's new and existing products, and other factors and risks discussed in Attunity's Report on Form 20-F for the year ended December 31, 2003, which is on file with the Securities and Exchange Commission. Attunity assumes no obligation to update information concerning its expectations.

ATTUNITY Ltd
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands)
                                            June 30       December 31
                                               2004              2003
                                     ---------------  ----------------
ASSETS

Current Assets
       Cash and Cash Equivalents             $4,021            $2,073
       Restricted Cash                           70               902
       Short-Term Deposits                      132               120
       Marketable Securities                     95               200
       Trade Receivables, net                 3,958             2,845
       Other Receivables                      1,022             1,006
                                     ---------------  ----------------
Total Current Assets                          9,298             7,146
                                     ---------------  ----------------

SEVERANCE PAY FUND                            1,604             1,592
                                     ---------------  ----------------

PROPERTY, PLANT and EQUIPMENT, net              947               926
                                     ---------------  ----------------

OTHER ASSETS, net                            10,670            10,548
                                     ---------------  ----------------

                                            $22,519           $20,212
                                     ---------------  ----------------

LIABILITIES AND SHAREHOLDER EQUITY

CURRENT LIABILITIES
       Short-Term Bank Debt                      $-              $206
       Current Maturities of Long-
        Term Loans                               50               102
       Trade Payables                           589               583
       Deferred Revenues                      3,686             2,090
       Employee and Payroll Accruals          1,241             1,239
       Accrued Expenses and other
        Liabilities                           1,572             3,479
                                     ---------------  ----------------
Total Current Liabilities                     7,138             7,699
                                     ---------------  ----------------

LONG-TERM LIABILITIES
       Long-Term Debt                           200                99
       Accrued Severance Pay                  2,058             1,941
                                     ---------------  ----------------
Total Long-Term Liabilities                   2,258             2,040
                                     ---------------  ----------------

SHAREHOLDERS' EQUITY
       Share Capital                            536               525
       Additional Paid-In Capital            89,458            86,504
       Accumulated Other
        Comprehensive Loss                     (320)             (259)
       Accumulated Deficit                  (76,551)          (76,297)
                                     ---------------  ----------------
Total Shareholder's Equity                   13,123            10,473
                                     ---------------  ----------------
                                            $22,519           $20,212
                                     ---------------  ----------------

ATTUNITY Ltd
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per-share amounts)

                                       Three Months    Six Months
                                       ended June 30   ended June 30
                                        2004  (a)2003   2004  (a)2003
                                      ------- ------- ------- -------
REVENUES

       Products                       $2,574  $1,691  $4,190  $3,197
       Maintenance                     1,416   1,520   2,828   3,051
       Services                        1,190   1,122   2,335   2,287
                                      ------- ------- ------- -------
                                       5,180   4,333   9,353   8,535
                                      ------- ------- ------- -------
COST OF REVENUES
       Products                          587     480   1,120     944
       Maintenance                       258     188     485     377
       Services                        1,110   1,035   2,216   2,111
                                      ------- ------- ------- -------
                                       1,955   1,703   3,821   3,432
                                      ------- ------- ------- -------
GROSS PROFIT                           3,225   2,630   5,532   5,103

OPERATING EXPENSES
       Research & Development, net       353     385     676     716
       Selling & Marketing             2,031   1,537   3,642   2,937
       General & Administrative          683     599   1,287   1,205
            Non- Recurring Charges         -     410       -     410
                                      ------- ------- ------- -------
                                       3,067   2,931   5,605   5,268
                                      ------- ------- ------- -------

Operating loss                           158    (301)    (73)   (165)

Financial Income (loss), net            (117)     98    (126)    147
                                      ------- ------- ------- -------

 Loss before Income Taxes                 41    (203)   (199)    (18)

Taxes on Income                          (38)     (9)    (55)    (39)
                                      ------- ------- ------- -------

                                      ------- ------- ------- -------
Net income (loss)                         $3   $(212)  $(254)   $(57)
                                      ------- ------- ------- -------

Basic income  (loss) per Share         $0.00  $(0.01) $(0.02) $(0.00)

Number of Shares Used in computing
 per share amounts                    15,165  14,767  15,002  14,767


(a) Reclassified

--------------------------
Contact:
     fama PR
     Kate Aldinger, 617-758-4147
     attunity@famapr.com
     or
     Attunity
     Stefan Wennik, 781-213-5218
     stefan.wennik@attunity.com

                                                                          Item 2

Press Release                                                   Source: Attunity

Attunity Appoints Aki Ratner Chief Executive Officer

Wednesday July 28, 8:00 am ET

Company Founder and CEO Arie Gonen Resigns

WAKEFIELD, Mass.--(BUSINESS WIRE)--July 28, 2004--Attunity, Ltd. (NASDAQ: ATTU -
News), a leading provider of enterprise data integration software, announced today that it has named Aki Ratner as Chief Executive Officer.

Arie Gonen, Attunity's founding CEO, has notified the company that he will resign as both CEO and Director if shareholders approve the terms of a Termination of Employment Agreement at the next shareholders meeting to be scheduled for September. In the interim, Aki Ratner will take over Mr. Gonen's ongoing management responsibilities.

"Reflecting on the past 16 years, I am very proud of the quality, dedication and achievements of Attunity employees," said Arie Gonen, founding CEO of Attunity. "It was my intention over the last four years to identify the right candidate to successfully succeed me as Attunity's CEO. In the group led by Shimon Alon, Aki Ratner and Ron Zuckerman, I found all the attributes needed to move Attunity to the next level: vision, management and experience. I am very pleased that Aki Ratner has agreed to succeed me as Attunity's CEO and am confident that he possesses the qualities to ensure continued success for Attunity."

Shimon Alon, Chairman of the Attunity Board of Directors commented "Arie Gonen founded Attunity with a strong vision of delivering superior solutions to solve complex IT challenges. Arie's vision and dedication guided the Company through times of change and great challenges. On behalf of the board of directors, I want to thank Arie for his contribution and accomplishment. I wish Arie success in his new endeavors."

"We are very pleased to have recruited Aki Ratner, who demonstrated strong management and prior success in turning around Precise Software--establishing it as a leader in the market," continued Alon. "Aki is a true leader with strong vision and extensive experience. Aki had a significant role in developing corporate strategy, establishing distribution channels, working with customers, and acquiring and merging companies."

"I am very excited about the future of Attunity and honored to accept the position of CEO," said Aki Ratner. "Attunity has a number of significant assets including differentiated technology, a global 2000 customer base, strategic partnerships, and talented employees. I am very confident about Attunity's future."

Aki Ratner was the President of Precise Software Solutions from 2000 to 2003, where his responsibilities included overseeing worldwide sales and marketing, research and development and product support for the Company. After the acquisition of Precise by VERITAS in June 2003, Mr. Ratner served as Senior Vice President for Integration at VERITAS. Mr. Ratner served in the Israeli Air Force from 1981 to 1996 where he combined operational responsibilities between flying and numerous software development management positions.

About Attunity Ltd.

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

More then a 1000 customers are using Attunity software world-wide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP who embed Attunity software into their products and solution offerings.

Safe Harbor Statement

Certain statements in this press release are forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity's products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity's new and existing products, and other factors and risks discussed in Attunity's Report on Form 20-F for the year ended December 31, 2003, which is on file with the Securities and Exchange Commission. Attunity assumes no obligation to update information concerning its expectations.

---------------------
Contact:
     fama PR
     Kate Aldinger, 617-758-4147
     attunity@famapr.com
     or
     Attunity
     Stefan Wennik, 781-213-5218
     stefan.wennik@attunity.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                              (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                                Chief Financial Officer


Date: July 30, 2004